                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 June 15, 2001

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F     [X]                        Form 40-F     [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes           [ ]                        No            [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

On June 11, 2001 SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued a Press Release announcing that the conversion of its Preference Shares to Ordinary Shares will be effective June 18, 2001 (the "Press Release"). The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The amended Articles of Incorporation which are attached hereto as exhibit 3.1 were approved at the Annual General Meeting of Shareholders on May 3, 2001 in connection with the conversion of the Company's Preference Shares to Ordinary Shares.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

                                    EXHIBITS

Exhibit No.                               Exhibit
-----------                               -------

99.1                                      Press Release dated June 11, 2001.
99.3.1                                    Articles of Incorporation

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SAP AKTIENGESELLSCHAFT SYSTEME,
                                        ANWENDUNGEN, PRODUKTE IN DER
                                        DATENVERARBEITUNG
                                        (Registrant)



                                        By:  /s/ Henning Kagermann
                                            ----------------------------------
                                            Name:  Prof. Dr. Henning Kagermann
                                            Title: CEO and Co-Chairman



                                        By:  /s/ Werner Brandt
                                            ----------------------------------
                                            Name:  Dr. Werner Brandt
                                            Title: CFO

Date: June 15, 2001

                                    EXHIBITS

Exhibit No.                               Exhibit
-----------                               -------

99.1                                      Press Release dated June 11, 2001.
99.3.1                                    Articles of Incorporation